

Mail Stop 3561

August 14, 2017

David Po
Chief Executive Officer
Image Chain Group Limited, Inc.
Room 503, 5/F, New East Ocean Centre
9 Science Museum Road
Kowloon, Hong Kong, S.A.R.

> **Re:** **Image Chain Group Limited, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Response Dated August 1, 2017**
> **File No. 000-55326**

Dear Mr. Po:

We have reviewed your August 1, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2017 letter.

Form 10-K for the Year Ended December 31, 2016

Notes to Consolidated Financial Statements

8. Discontinued Operations, page F-17

1. We note your response to our previous comment 1. We further note that in your footnote 8, the figures are unaudited and are presented assuming they will continue as a going concern. Please clarify this reference and tell us what information is unaudited. Please further confirm the amounts recorded in your statement of operations of $611,789 for income from discontinued operations and of $594,144 of gain on disposal of subsidiaries for the year ended December 31, 2016 were audited or amend your 10-K with audited information. The information including amounts within the financial statement footnotes

must be audited in order to comply with 8-02 of Regulation S-X.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure